Exhibit 99.1

TUNGRAY TECHNOLOGIES INC
(incorporated in the Cayman Islands)
(NASDAQ: TRSG)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting of shareholders (the “Meeting”) of Tungray Technologies Inc (the “Company”) will be held on June 30, 2026, at 9:00 p.m., U.S. Eastern time (July 1, 2026, at 9:00 a.m. Singapore time) at #02-01, 31 Mandai Estate, Innovation Place Tower 4, Singapore 729933, or any adjournment thereof, for the following purposes:

(i)    to elect each of the five directors named in this notice to shareholders to hold office until the next annual general meeting of shareholders and until his/her respective successor is elected and duly qualified; and

(ii)   to approve the appointment of Guangdong Prouden CPAs GP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026.

The Board of Directors has fixed the close of business on May 20, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of Class A or Class B ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2025 annual report, from the Company’s website at https://tungray.uscubixtech.com/investor/financial-reports.html or by submitting a request to the investor relations contact, Mr. Bill Zuma, ICR Inc., at tungray@icrinc.com.

By Order of the Board of Directors,
/s/ Wanjun Yao
Wanjun Yao
Chairman of the Board of Directors

May 28, 2026

TUNGRAY TECHNOLOGIES INC
ANNUAL GENERAL MEETING OF SHAREHOLDERS
June 30, 2026
9:00 a.m., U.S. Eastern time

PROXY STATEMENT

The board of directors (the “Board”) of Tungray Technologies Inc (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on June 30, 2026, at 9:00 p.m., U.S. Eastern time (July 1, 2026, at 9:00 a.m. Singapore time) at #02-01, 31 Mandai Estate, Innovation Place Tower 4, Singapore 729933, or any adjournment thereof.

Only holders of the Class A ordinary shares of the Company (the “Class A ordinary shares”) or Class B ordinary shares of the Company (the “Class B ordinary shares,” together with Class A ordinary shares, the “ordinary shares”) of record at the close of business on May 20, 2026 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative throughout the Meeting shall form a quorum. Each Class A ordinary share that you own in your name entitles you to one vote on the applicable proposals, while each Class B ordinary share that you own in your name entitles you to twenty (20) votes on the applicable proposals.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company.

PROPOSALS TO BE VOTED ON

At the Meeting, resolutions will be proposed as follows:

(i)     to elect each of the five directors named in this notice to shareholders to hold office until the next annual general meeting of shareholders and until his/her respective successor is elected and duly qualified; and

(ii)    to approve the appointment of Guangdong Prouden CPAs GP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” ALL OF THE NOMINEES LISTED IN PROPOSAL NO. 1, AND “FOR” THE PROPOSAL NO. 2.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules, which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The annual report for the year ended December 31, 2025 (the “2025 Annual Report”) has been filed with the U.S. Securities and Exchange Commission on April 23, 2026. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our 2025 Annual Report by visiting the “Annual Results” heading under the “Financial Report” section of the Company’s website at https://tungray.uscubixtech.com/investor/financial-reports.html. If you want to receive a paper or email copy of the Company’s 2025 Annual Report, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations contact, Mr. Bill Zuma, ICR Inc., at tungray@icrinc.com.

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding shares in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name with our transfer agent, Transhare Corporation, you are a “Shareholder of Record” who may vote at the Meeting, and we are sending these proxy materials directly to you. As the Shareholder of Record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or to vote in person at the Meeting. Whether or not you plan to attend the Meeting, please complete, date and sign the enclosed proxy card to ensure that your vote is counted.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee. As the beneficial owner, you have the right to direct your broker on how to vote your shares and to attend the Meeting. However, since you are not the Shareholder of Record, you may not vote these shares in person at the Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder.

How do I vote?

If you were a Shareholder of Record of the Company’s ordinary shares on the Record Date, you may vote in person at the Meeting or by submitting a proxy. Each Class A ordinary share that you own in your name entitles you to one vote on the applicable proposals, while each Class B ordinary share that you own in your name entitles you to twenty (20) votes on the applicable proposals.

(1) You may submit your proxy by mail.    You may submit your proxy by mail by completing, signing and dating your proxy card and returning it to the enclosed, postage-paid and addressed envelope. If we receive your proxy card by mail prior to June 29, 2026 and if you mark your voting instructions on the proxy card, your shares will be voted:

•        as you instruct, and

•        according to the best judgment of the proxies if a proposal comes up for a vote at this Meeting that is not on the proxy card.

We encourage you to examine your proxy card closely to make sure you are voting all of your shares in the Company.

If you return a signed card, but do not provide voting instructions, your shares will be voted:

•        FOR each nominee for director;

•        FOR the approval of appointment of Guangdong Prouden CPAs GP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026; and

•        According to the best judgment of your proxy if a proposal comes up for a vote at the Meeting that is not on the proxy card.

(2) You may vote in person at the Meeting.    We will provide written ballots to any Shareholder of Record who wants to vote at the Meeting.

If I plan on attending the Meeting, should I return my proxy card?

Yes. Whether or not you plan to attend the Meeting, after carefully reading and considering the information contained in this proxy statement, please complete and sign your proxy card. Then return the proxy card in the pre-addressed, postage-paid envelope provided herewith as soon as possible so your shares may be represented at the Meeting.

May I change my mind after I return my proxy?

Yes. You may revoke your proxy and change your vote at any time before the polls close at this Meeting. You may do this by:

•        sending a written notice to the Chief Financial Officer of the Company at the Company’s executive offices stating that you would like to revoke your proxy of a particular date;

•        signing another proxy card with a later date and returning it to the Chief Financial Officer before the polls close at this Meeting; or

•        attending this Meeting and voting in person.

What does it mean if I receive more than one proxy card?

You may have multiple accounts at the transfer agent and/or with brokerage firms. Please sign and return all proxy cards to ensure that all of your shares are voted.

What happens if I do not indicate how to vote my proxy?

Signed and dated proxies received by the Company without an indication of how the shareholder desires to vote on a proposal will be voted in favor of each director and proposal presented to the shareholders.

Will my shares be voted if I do not sign and return my proxy card?

If you do not sign and return your proxy card, your shares will not be voted unless you vote in person at this Meeting.

How many votes are required to elect the Director Nominees as directors of the Company?

The election of each nominee for director requires the affirmative vote of a majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting.

How many votes are required to approve the appointment of Guangdong Prouden CPAs GP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026?

The proposal to approve the appointment of Guangdong Prouden CPAs GP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026 requires the affirmative vote of a majority of such shareholders as, being entitled to do so, vote in person or by proxy at the Meeting.

Is my vote kept confidential?

Proxies, ballots and voting tabulations identifying shareholders are kept confidential and will not be disclosed, except as may be necessary to meet legal requirements.

Where do I find the voting results of this Meeting?

We will announce voting results at this Meeting and also file a Current Report on Form 6-K with the Securities and Exchange Commission (the “SEC”) reporting the voting results.

Who can help answer my questions?

You can contact Mr. Bill Zuma, ICR Inc., at tungray@icrinc.com, or by sending a letter to the offices of the Company at #02-01, 31 Mandai Estate, Innovation Place Tower 4, Singapore 729933, with any questions about proposals described in this proxy statement or how to execute your vote.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The nominees listed below (the “Director Nominees”) have been nominated by the Nominating and Corporate Governance Committee and approved by our Board to stand for election as directors of the Company. Unless such authority is withheld, proxies will be voted for the election of the persons named below, each of whom has been designated as a nominee. If, for any reason not presently known, any person is not available to serve as a director, another person who may be nominated will be voted for in the discretion of the proxies.

Director Nominees

The Director Nominees recommended by the Board are as follows:

Name	Age	Position(s)
Wanjun Yao	61	Chairman, Chief Executive Officer and Director
Jingan Tang	48	Director
Kevin D. Vassily	59	Independent Director
David Ping Li	61	Independent Director
Weston Twigg	52	Independent Director

Mr. Wanjun Yao, Chairman, Chief Executive Officer and Director. As our founder, Mr. Yao currently serves as the Chairman of our Board of Directors and Chief Executive Officer of our Company. Starting his career in Shandong Province, Eastern China, in the late 1980s, Mr. Yao rose through the ranks at various food processing businesses before moving to Singapore in 1997. After a short stint at a mechanical engineering job, Mr. Yao founded Tungray Singapore Pte. Ltd (“Tungray Singapore”), providing automation solutions for manufacturing businesses. Starting as a one-person shop, Mr. Yao expanded his business into a conglomerate with subsidiaries in China and Singapore and businesses spanning across manufacturing solutions, welding, motor production, etc., including founding Tongri Electric, one of Mr. Yao’s first China-based businesses in 2002, Tungray Industrial in 2010, and Qingdao Tungray Intelligent in 2017, among others. Mr. Yao graduated with a bachelor’s degree in mechanics from Zhengzhou Institute of Food Sciences (now Henan University of Technology) in 1988 and finished EMBA programs in Peking University President Class in 2014.

Mr. Jingan Tang, Director. Mr. Tang has been serving as a Director of the Company since February 1, 2023. Mr. Tang has served as the Vice Chair of the Board of Directors of Tungray Industrial since May 2010, and as its CEO since its formation in May 2010, and has served as CEO of Tongsheng Intelligent since its formation in October 2021 and as the CEO and director of Tongsheng Development since its formation in August 2022. In these roles, Mr. Tang played a major part in establishing our Shenzhen-based manufacturing base for our ETO-focused business and continues to supervise the various ETO-focused business lines of our Shenzhen-based subsidiaries. Mr. Tang started his career with one of our Singapore subsidiaries, first joining Tung Resource in August 2004. He graduated from Singapore Institute of Management in 2002 with a diploma in Business and Management.

Mr. Kevin D. Vassily, Independent Director. Mr. Vassily has been serving as an independent director of the Company since March 28, 2024. Mr. Vassily has extensive working experience as a senior management team member serving private and public companies. Mr. Vassily has been a member of the board of directors of Aimfinity Investment Corp. I since March 2023, Thunder Power Holdings, Inc. (Nasdaq: AIEV), a Taiwanese electronic vehicle developer, since June 2024, and Denali Capital Acquisition Corp. (Nasdaq: DECA), a SPAC, since April 2022. From June 2022 to June 2024, he served as a director of Feutune Light Acquisition Corporation, a Nasdaq-listed SPAC, until its business combination. In January 2021, he was appointed Chief Financial Officer, and in March 2021, became a member of the board of directors of iPower Inc. (Nasdaq: IPW), an online hydroponic equipment retailer and supplier. Prior to joining iPower, from 2019 to January 2021, Mr. Vassily served as Vice President of Market Development for Facteus, Inc., a financial analytics company focused on the Asset Management industry. From March 2019 through January 2020, he served as an advisor at Woodseer Global, a financial technology firm providing global dividend forecasts. From October 2018 through its acquisition in March 2020, Mr. Vassily served as an advisor at Go Capture (which was acquired by Deloitte China in 2020), where he was responsible for providing strategic, business development, and product development advisory services for the company’s emerging “Data as a Service” platform. Since February 2020, Mr. Vassily has served as a director of Zhongchao Inc. (Nasdaq: ZCMD), a provider of healthcare information, education and training services to healthcare professionals and the public in China. Since July 2018, Mr. Vassily has also served as an advisor at Prometheus Fund, a Shanghai-based merchant bank/private equity firm focused on the “green” economy. From April 2015 through May 2018, Mr. Vassily served as an associate director of research at Keybanc Capital Markets Inc. From June 2010 to April 2015, he served as the director of research at Pacific Epoch, LLC (a wholly-owned subsidiary of Pacific Crest Securities LLC). From May 2007 to May 2010, he served as the Asia Technology business development representative and as a senior analyst at Pacific Crest Securities. From July 2003 to September 2006, he served as senior research analyst in the semiconductor technology group at Susquehanna International Group, LLP. From September 2001 to June 2003, Mr. Vassily served as the vice president and senior research analyst for semiconductor capital equipment at Thomas Weisel Partners Group, Inc. Mr. Vassily began his career on Wall Street in August 1998, as a research associate covering the semiconductor industry at Lehman Brothers. He holds a B.A. in liberal arts from Denison University and an M.B.A. from the Tuck School of Business at Dartmouth College.

Mr. David Ping Li, Independent Director. Mr. Li has been serving as an independent director of the Company since March 28, 2024. Mr. Li has more than 25 years of experience in the finance and investment industries. Mr. Li is vice president of Finance at Perfect Storm founded by Justin Lin who directed films and TV series including the global franchise film Fast and Furious sequels and TV series since January 2023. He was vice president of Finance and co-founder at Anthem & Song Pictures from February 2015 and vice president of International Finance at AGBO Films LLC (part-time from June 2020 to July 2022), both co-founded by the Russo brothers, who directed Avengers: Infinity War, Avengers: End Game, Captain America: The Winter Soldier and Captain America: Civil War. Mr. Li was a director of Feutune Light Acquisition Corp., a SPAC listed on Nasdaq, from June 2022 until its business combination in June 2024. From January 2012 to December 2014, Mr. Li was managing director of Strategic Investment, Open Innovation at Koninklijke Phillips N.V. (NYSE: PHG), a global electronics company. From November 2008 to December 2011, Mr. Li was investment director at Intel Capital, the investment division of Intel Corporation with focus on investments in the technology, media, and telecom sector. From January 2004 to October 2008, Mr. Li served as managing director at ChinaVest Inc., a venture capital firm responsible for identifying, evaluating and executing investments to achieve financial returns. From February 2002 to July 2003, Mr. Li served as Chief Financial Officer of Great Wall Technology Co. Ltd., a publicly traded diversified technology company. Mr. Li was senior associate in the Investment Banking Division of Donaldson, Lufkin & Jenrette (acquired by Credit Suisse First Boston) from September 1998 to December 2001. From November 2008 to October 2019, Mr. Li served as independent director and chairman of the audit committee of Highpower International, Inc., a lithium battery company listed on Nasdaq (Nasdaq: HPJ). Mr. Li graduated from Peking University with a Bachelor of Arts degree in Biochemistry. He received a master’s degree in molecular biology from Columbia University and an MBA in finance from the Wharton School of University of Pennsylvania.

Mr. Weston Twigg, Independent Director. Mr. Twigg has been serving as an independent director of the Company since March 28, 2024. In October 2023, he co-founded Good Distillations Co., where he acts as CEO. Prior to this, Mr. Twigg was an independent director and audit committee chair for TradeUP Acquisition Corp., a special purpose acquisition company listed on Nasdaq, from July 2021 to September 2023. Mr. Twigg served as Chief Financial Officer of Inno Holdings Inc., a building technology company, from January 2023 to July 2023. Mr. Twigg was previously a Managing Director and Equity Research Analyst leading the Industry 4.0 Software and Systems research practice at Piper Sandler, from July 2021 to September 2022. Before joining Piper Sandler, he was a Managing Director and Equity Research Analyst leading the semiconductor equity research group at KeyBanc Capital Markets from 2014 to 2021. Before joining KeyBanc Capital Markets, Mr. Twigg was an Associate Equity Analyst from 2005 to 2007, Senior Equity Analyst from 2007 to 2012, and Principal from 2012 to 2014 at Pacific Crest Securities until Pacific Crest Securities was acquired by KeyBanc Capital Markets in September 2014. Prior to joining Pacific Crest Securities, Mr. Twigg worked in the semiconductor industry as a senior engineer at Intel from 2000 to 2005, and before that, as a process engineer at Samsung from 1998 to 2000. Mr. Twigg received his MBA from the Michael G. Foster School of Business, University of Washington, his Master of Science in Chemical Engineering from Michigan State University, and his Bachelor of Arts in Chemistry from Albion College. Mr. Twigg has been recognized as one of the Top Ten Stock Pickers in the U.S. by Financial Times and StarMine, and has been a winner in The Wall Street Journal’s “Best on the Street” survey multiple times, including taking the top spot in 2011. In 2008, he was voted “Best Up-and-Coming Analyst” by Institutional Investor, and he has been regularly named in that publication’s All-American Research Team.

Duties of Directors

Under Cayman Islands law, all of our directors owe fiduciary duties to the Company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. The Company has the right to seek damages if a duty owed by any of our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Terms of Directors and Executive Officers

Each of the Company’s directors holds office for the term, if any, fixed by the resolution of shareholders or the resolution of directors appointing him, or until his earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal. All of the Company’s executive officers are appointed by and serve at the discretion of the Company’s Board.

Qualification

There is currently no shareholding qualification for directors.

Committees of the Board of Directors

The Company has established three committees under the Board: an audit committee, a compensation committee and a nominating and corporate governance committee. The Company has adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

The Audit Committee is responsible for, among other matters:

·	•appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
·	•reviewing with the independent auditors any audit problems or difficulties and management’s response;
·	•discussing the annual audited financial statements with management and the independent auditors;
·	•reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
·	•reviewing and approving all proposed related party transactions;
·	•meeting separately and periodically with management and the independent auditors; and
·	•monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Our Audit Committee consists of Kevin D. Vassily, David Ping Li and Weston Twigg, with Kevin D. Vassily serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and Nasdaq rules. In addition, our board has determined that Kevin D. Vassily qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the Nasdaq rules.

Compensation Committee

The Compensation Committee is responsible for, among other matters:

•reviewing and approving to the board with respect to the total compensation package for our most senior executive officers;

•approving reviewing and recommending to the board with respect to the compensation of our directors; and overseeing the total compensation package for our executives other than the most senior executive officers;

•reviewing periodically and approving any long-term incentive compensation or equity plans, if any;
•selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and
•programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Our Compensation Committee consists of Kevin D. Vassily, David Ping Li and Weston Twigg, with David Ping Li serving as chair of the Compensation Committee. Our board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under Nasdaq rules.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for, among other matters:

•identifying and recommending nominees for election or re-election to our board of directors or for appointments to fill any vacancy;
•reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;
•identifying and recommending to our board the directors to serve as members of committees;

•advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Our Nominating and Corporate Governance Committee consists of Kevin D. Vassily, David Ping Li and Weston Twigg, with Weston Twigg serving as chair of the Nominating and Corporate Governance Committee. Our board has affirmatively determined that each of the members of the Nominating and Corporate Governance Committee meets the definition of “independent director” for purposes of serving on a Nominating and Corporate Governance Committee under Nasdaq rules.

Code of Business Conduct and Ethics

Our board has adopted a code of business conduct and ethics that applies to our directors, officers and employees.

Insider Trading Policy

The Board has adopted an Insider Trading Policy (the “Insider Trading Policy”) that sets forth restrictions and procedures regarding trading by insiders in the securities of the Company. The Board reviews the Insider Trading Policy at least annually and makes updates as necessary.

Clawback Policy

The Board has adopted a Clawback Policy (the “Clawback Policy”) providing, in the event the Company is required to restate any of its financial statements, for the recovery from current and former executive officers of the Company of certain incentive-based compensation that exceeds the amount of incentive-based compensation that otherwise would have been awarded had it been determined based on the restated financial statements.

Compensation of Executive Officers

We entered into an employment agreement with each of our executive officers on March 29, 2023, except that we entered into an employment agreement with Mr. Guo, our CFO, on August 14, 2025. The term of each of our executive officers’ employment will be automatically renewed unless terminated by either party by giving 30-day advance notice. We may terminate the employment for cause, at any time, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his employment and for one year following termination of the employment.

In addition to the above-mentioned employment agreements, Lei Yao entered into an employment agreement on July 1, 2022 with Tungray Singapore, one of our wholly owned subsidiaries. Pursuant to such employment agreement, Mr. Yao agreed to provide services as Chief Technology Officer to Tungray Singapore or any of the affiliated companies.

For the year ended December 31, 2025, we paid an aggregate of $330,952 in cash to our executive officers. For the year ended December 31, 2024, we paid an aggregate of $566,732 in cash to our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers.

Our subsidiaries in PRC are required by law to make contributions equal to certain percentages of each employee’s salary for his or her medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, pension benefits and housing provident fund.

Compensation of Directors

For the fiscal years ended December 31, 2025, we paid an aggregate of $322,249 in cash to our directors, payable in equal instalments monthly. For the fiscal years ended December 31, 2024, we paid an aggregate of $30,000 in cash to our directors, payable in equal instalments monthly.

We have agreed to pay each of the independent directors annual cash compensation in the amount of $20,000, payable in equal instalments monthly, and annual equity compensation of 6,000 Class A Ordinary Shares payable yearly since the effectiveness of the registration statement in connection with our initial public offering on March 28, 2024.

OWNERSHIP OF THE COMPANY’S SECURITIES

The following tables set forth certain information with respect to the beneficial ownership of our Class A ordinary shares (including Class A ordinary shares issuable upon the conversion of outstanding Class B ordinary shares) for:

●	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding Class A ordinary shares or Class B ordinary shares;
●	each of our directors;
●	each of our named executive officers; and
●	all of our directors and executive officers as a group.

The beneficial ownership of our Class A Ordinary Shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power, and includes the Class A Ordinary Shares issuable upon the conversion of the outstanding Class B Ordinary Shares and the Class A Ordinary Shares issuable pursuant to any convertible securities (such as warrants) that are exercisable within 60 days of the Record Date. Class A Ordinary Shares issuable pursuant to exercise of convertible securities are deemed outstanding for computing the percentage of the person holding such convertible securities but are not outstanding for computing the percentage of any other person. As of the Record Date, there were 67,674 Class A Ordinary Shares issuable pursuant to warrants exercisable within 60 days thereof, and none of the shareholders listed in the table below holds any warrants.

The percentage of beneficial ownership owned is based on 11,793,485 Class A Ordinary Shares and 4,560,000 Class B Ordinary Shares outstanding as of the Record Date. Except where otherwise indicated,

we believe, based on information furnished to us by such owners, that the beneficial owners listed below have sole investment and voting power with respect to such shares. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o #02-01, 31 Mandai Estate, Innovation Place Tower 4, Singapore 729933.

Name and Address of Beneficial Owner	Class A Ordinary Shares			Class B Ordinary shares

	Shares	% Class A Voting Power	% of Total Voting Power*	Shares	% Class B Voting Power	% of Total Voting Power*	% Aggregate Total Voting Power*
%Directors and Named Executive Officers
Wanjun Yao (1)	4,092,000	34.70%	3.97%	4,560,000	100%	88.55%	92.52%
Lei Yao	—	—	—	—		—	—
Mr. Qi (Henry) Guo	—	—	—	—		—	—
Jingan Tang (2)	2,520,000	21.37%	2.45%	—		—	2.45%
Kevin D. Vassily	—		—	—		—	—
David Ping Li	—		—	—		—	—
Weston Twigg	—		—	—		—	—
All executive officers and directors as a group (7 persons)	6,612,000	56.07%	6.37%	4,560,000	100%	88.55%	95.00%
5% Shareholders
Pegasus Technologies Holding Ltd. (1)	690,000	5.85%	†	—		—	—
Pegasus Automation Global Ltd. (1)	720,000	6.11%	†	—		—	—
Enolios Ltd. (1)	2,250,000	19.08%	2.18%	—		—	—
Pegasus Automation Ltd. (1)	—		—	4,560,000	100%	88.55%	88.55%
YuChang Global Ltd. (2)	738,000	6.26%	†	—		—	†
ChangYuan International Ltd. (2)	1,782,000	15.11%	1.73%	—		—	1.73%
UXY Technology Ltd. (3)	1,539,000	13.05%	1.49%	—		—	1.49%
WG5 Group Ltd. (4)	999,000	8.47%	†	—		—	†
HuiTec. Ltd. (5)	540,000	4.58%	†	—		—	†
*

Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class. According to our amended memorandum and articles of association, holders of Class A Ordinary Shares are entitled to one vote per share on all matters subject to the vote at general meetings of our company, and holders of Class B Ordinary Shares are entitled to 20 votes per share on all matters subject to the vote at general meetings of our company.

†	Less than 1%.

(1)

Includes (i) 690,000 Class A Ordinary Shares held by Pegasus Technologies Holding Ltd. a limited liability company incorporated under the British Virgin Islands laws, over which Mr. Wanjun Yao has sole and dispositive voting power; (ii) 720,000 Class A Ordinary Shares held by Pegasus Automation Global Ltd., a limited liability company incorporated under the British Virgin Islands laws, over which Mr. Wanjun Yao has sole and dispositive voting power; (iii) 2,250,000 Class A Ordinary Shares held by Enolios Ltd. (“Enolios”), a limited liability company incorporated under the British Virgin Islands laws, over which Mr. Wanjun Yao has sole and dispositive voting power; (iv) 432,000 Class A Ordinary Shares held by Aurora International Development Ltd, a limited liability company incorporated under the British Virgin Islands laws, a holding entity controlled by Ms. Liling Du, the wife of Mr. Wanjun Yao; and (v) 4,560,000 Class B Ordinary Shares held by Pegasus Automation Ltd, a limited liability company incorporated under the British Virgin Islands laws, over which Mr. Wanjun Yao has sole and dispositive voting power.

(2)

Includes (i) 1,782,000 Class A Ordinary Shares held by ChangYuan International Ltd.; and (ii) 738,000 Class A Ordinary Shares held by YuChang Global Ltd., both of which are limited liability companies incorporated under the British Virgin Islands laws and wholly-owned by Mr. Jingan Tang. The person having voting, dispositive or investment powers over these two entities is Mr. Jingan Tang.

(3)

UXY Technology Ltd is a limited liability company incorporated under the British Virgin Islands laws and wholly-owned by Mr. Demin Han. The address of UXY Technology Ltd is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The person having voting, dispositive or investment powers over UXY Technology Ltd is Mr. Han.

(4)

WG5 Group Ltd. is a limited liability company incorporated under the British Virgin Islands laws and wholly-owned by Mr. Mingxing Gao. The address of WG5 Group Ltd. is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The person having voting, dispositive or investment powers over WG5 Group Ltd. is Mr. Gao.

(5)

HuiTec. Ltd. is a limited liability company incorporated under the British Virgin Islands laws and wholly-owned by Mr. Gang Wang. The address of HuiTec. Ltd. is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The person having voting, dispositive or investment powers over HuiTec. Ltd.is Mr. Wang.

The Company is not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

CERTAIN RELATIONS AND RELATED PARTY TRANSACTIONS

Name of related parties	Relationship with the Company
FDT (Qingdao) Intellectual Technology Co., Ltd	Common control under major shareholder
Tungray (Kunshan) Industrial Automation Co., Ltd	Common control under major shareholder
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd	Common control under major shareholder
Qingdao Tungray Technology Development Co., Ltd.	Common control under major shareholder
Shanghai Tongrui Investment Management Co., Ltd.	Common control under major shareholder
Hefei CAS Dihuge Automation Co. Ltd	9.7% ownership interest investee
Kunshan Tungray Intelligent Technology Co., Ltd.	Common control under major shareholder
Qingdao Tungray Biology Technology Co., Ltd.	Common control under major shareholder
Shanghai Tongrui Industrial Automation Equipment Co., Ltd	Common control under major shareholder
Wanjun Yao	Major shareholder/Chairman, Chief Executive Officer and Director
Jingan Tang	Director/Senior Manager of Tungray Industrial Automation Shenzhen
Liling Du	CFO of Tungray Singapore and Spouse of the major shareholder

Related party balances

Account Receivable – related parties

Name of Related Party	As of	As of	As of
	December 31,	December 31,	December 31,
	2025	2024	2023
FDT (Qingdao) Intellectual Technology Co., Ltd	$-	$30,092	$19,372
Tungray (Kunshan) Industrial Automation Co., Ltd	-	210,811	202,679
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd	53,697	51,444	52,889
Kunshan Tungray Intelligent Technology Co., Ltd.	28,510	35,209	44,649
Qingdao Tungray Technology Development Co., Ltd.	276
Total	$82,483	$327,556	$319,589

Account payable, related parties

Name of Related Party	As of	As of	As of
	December 31,	December 31,	December 31,
	2025	2024	2023
FDT (Qingdao) Intellectual Technology Co., Ltd.	$10,269	$13,700	$365,665
Qingdao Tungray Technology Development Co., Ltd.	-	8,841	26,061
Shanghai Tongrui Industrial Automation Equipment Co., Ltd	32,890	31,510	32,395
Tungray (Kunshan) Industrial Automation Co., Ltd	167,087	-	54,661
Kunshan Tungray Intelligent Technology Co., Ltd.	-	6,346	-
Hefei CAS Dihuge Automation Co., Ltd.	20,448	19,591	20,141
Total	$230,694	$79,988	$498,923

Other receivables – related parties

Other receivables – related parties are those nontrade receivables arising from transactions between the Company and certain related parties, such as advances made by the Company on behalf of related parties, and advance to related parties. These balances are unsecured and non-interest bearing. Current receivables are due on demand.

	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
Qingdao Tungray Biology Technology Co., Ltd.	$68,223	$44,377	$23,816
Tungray (Kunshan) Industrial Automation Co., Ltd	418,446	-	-
Shanghai Tongrui Investment Management Co., Ltd.	42,899	-	-
FDT (Qingdao) Intellectual Technology Co., Ltd	616,472	227,242	-
Du Liling	50,311	48,828	-
Total	$1,196,351	$320,447	$23,816

Other payable– related parties

Other payables – related parties are those nontrade payables arising from transactions between the Company and certain related parties, such as advances made by the related party on behalf of the Company, dividend payables and related accrued interest payable on the advances. These balances are unsecured and non-interest bearing. Current payables are due on demand.

Name of Related Party	As of	As of	As of
	December 31,	December 31,	December 31,
	2025	2024	2023
FDT (Qingdao) Intellectual Technology Co., Ltd	$-	$39,323	$-
Qingdao Tungray Technology Development Co., Ltd.	81,865	18,438	-
Tungray (Kunshan) Industrial Automation Co., Ltd	-	-	41,853
Liling Du	-	-	38,216
Gang Wang	-	-	54,005
Demin Han	-	-	156,455
Lei Yao	-	-	2,893
Mingxing Gao	-	-	99,837
Jingan Tang	708,050	280,692.00	277,607
Kunshan Tungray Intelligent Technology Co., Ltd.	1,972	-	-
Total	$791,887	$338,453	$670,866

Prepayment-related parties

Name of Related Party	As of	As of	As of
	December 31,	December 31,	December 31,
	2025	2024	2023
Shanghai Tongrui Investment Management Co., Ltd.	$36,364	$20,254	$-
FDT (Qingdao) Intellectual Technology Co., Ltd	1,546,641	776,878	-
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd	14,912	14,286	-
Qingdao Tungray Technology Development Co., Ltd.		53,497	55,000
Tungray (Kunshan) Industrial Automation Co., Ltd.	1,406,858	3,003,903	993,745
Provision of doubtful accounts	-	(53,497)	-
Total	$3,004,775	$3,815,321	$1,048,745

Movements of provision of doubtful accounts of prepayments-related parties are as follows:

	For the Years Ended December 31,	For the Years Ended December 31,	For the Years Ended December 31,
	2025	2024	2023
Beginning balance	$53,497	$-	$-
Addition		54,267	-
Write off	(55,839)		-
Exchange rate effect	2,342	(770)	-
Ending balance	$-	$53,497	$-

Operating lease liabilities- related parties

The Company entered into three lease agreements as a lessee under which it leased three operation buildings for 5-7 years from two related parties. The Company accounts for the leases in accordance with ASC 842. The Company’s underlying building properties were classified as operating leases, and the related lease liabilities were recorded under operating lease liabilities – related parties.

Name of Related Party	As of	As of	As of
	December 31,	December 31,	December 31,
	2025	2024	2023

Tungray (Qingdao) Technology Development Co., Ltd	$76,159	$201,296	$244,112
Jingan Tang	80,845	158,007	218,432
Total	157,004	359,303	462,544
Current portion of operating lease liabilities - related parties	(118,107)	(168,551)	(123,094)
Noncurrent portion of operating lease liabilities - related parties	$38,897	$190,752	$339,450

Related party transactions

Revenue from related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2025	2024	2023

Tungray (Kunshan) Industrial Automation Co., Ltd.	Sales of products	$207	$8,581	$231,209
Tungray (Kunshan) Robot Intelligent Technology Co., Ltd.	Sales of products	-	-	26,245
FDT (Qingdao) Intellectual Technology Co., Ltd.	Sales of products	4,642	30,761	4,602
Kunshan Tungray Intelligent Technology Co., Ltd.	Sales of products	-	-	57,490
Total		$4,849	$39,342	$319,546

Purchase from related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2025	2024	2023
FDT (Qingdao) Intellectual Technology Co., Ltd.	Products and services purchase	$21,450	$12,298	$961,525
Tungray (Kunshan) Industrial Automation Co., Ltd.	Products and services purchase	240	12,993	-
Kunshan Tungray Intelligent Technology Co., Ltd.		16,255	-	-
Total		$37,945	$25,291	$961,525

Non-operating income - related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2025	2024	2023
Qingdao Tungray Biology Technology Co., Ltd	Lease income	$17,224	$19,762	$19,126

Rental expenses- related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2025	2024	2023
Qingdao Tungray Technology Development Co., Ltd	Lease expense	$56,129	$59,963	$66,476
Jingan Tang	Lease expense	71,532	71,255	72,411
Total		$127,661	$131,218	$138,887

Advances to related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2025	2024	2023
Qingdao Tungray Biology Technology Co., Ltd.	Cash advance	$-	$21,516	$23,880
Shanghai Tongrui Investment Management Co., Ltd.	Cash advance	42,899	-	78,049
FDT (Qingdao) Intellectual Technology Co., Ltd.	Cash advance	2,062,629	230,513	575,836
Liling Du	Cash advance	-	49,920	-
Tungray (Kunshan) Industrial Automation Co., Ltd.	Cash advance	568,187	-	-
Total		$2,673,715	$301,949	$677,765

Borrowings from related parties

		For the Years Ended December 31,
Name of Related Party	Nature	2025	2024	2023
FDT (Qingdao) Intellectual Technology Co., Ltd.	Borrowings	$142,998	$39,889	$-
Kunshan Tungray Intelligent Technology Co., Ltd.	Borrowings	-	-	1,551,409
Demin Han	Borrowings	-	-	1,708
Lei Yao	Borrowings	-	-	2,843
Jingan Tang	Borrowings	622,042	138,971	31,055
Total		$765,040	$178,860	$1,587,015

Policies and Procedures for Related Party Transactions

Our Audit Committee is tasked with review and approval of all related party transactions.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and entitled to vote at the Meeting will be required to elect all of the Director Nominees.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1, THE ELECTION TO THE BOARD OF DIRECTORS OF ALL OF THE NOMINEES.

PROPOSAL NO. 2

We are asking our shareholders to ratify the selection of Guangdong Prouden CPAs GP as our independent registered public accounting firm for the fiscal year ending December 31, 2026. In the event our shareholders fail to ratify the appointment, the Audit Committee may reconsider this appointment.

We have been advised by Guangdong Prouden CPAs GP that neither the firm nor any of its associates had any relationship during the last fiscal year with our company other than the usual relationship that exists between independent registered public accountant firms and their clients. Representatives of Guangdong Prouden CPAs GP are not expected to attend the Meeting in person and therefore are not expected to be available to respond to any questions.

Principal Accountant Fees and Services

The following table represents the approximate aggregate fees for services rendered by rendered by Marcum Asia CPAs LLP and Guangdong Prouden CPAs GP for the years ended December 31, 2025 and 2024, respectively:

	December 31,	December 31,
	2025	2024
	USD	USD
Audit Fees	$330,000	$418,250

Audit Fees — This category includes the audit of our annual financial statements, review of interim financial statements and services that are normally provided by the independent registered public accounting firm in connection with engagements for those years and services that are normally provided by our independent registered public accounting firm in connection with statutory audits and SEC regulatory filings or engagements.

Policies and Procedures Relating to Approval of Services by Our Independent Registered Public Accountants

The Audit Committee is solely responsible for the approval in advance of all audit and permitted non-audit services to be provided by our independent registered public accounting firms (including the fees and other terms thereof), subject to the de minimus exceptions for non-audit services provided by Section 10A(i)(1)(B) of the Exchange Act, which services are subsequently approved by the Audit Committee prior to the completion of the audit. None of the fees listed above are for services rendered pursuant to such de minimus exceptions.

The policy of the Audit Committee is to pre-approve all audit and non-audit services provided by our independent auditor including audit services, audit-related services, tax services and other services.

Our Audit Committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

Vote Required

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and entitled to vote at the Meeting will be required to approve the appointment of Guangdong Prouden CPAs GP.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, THE APPOINTMENT OF GUANGDONG PROUDEN CPAS GP AS INDEPENDENT REGISTERED PUBLIC ACCOUNT AS DESCRIBED IN THIS PROPOSAL 2.

OTHER MATTERS

The Board is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board may recommend.

By order of the Board of Directors
May 28, 2026	/s/ Wanjun Yao
Wanjun Yao
Chairman of the Board of Directors